Exhibit 12

ANADARKO PETROLEUM CORPORATION
CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS OF
EARNINGS TO FIXED CHARGES AND EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Nine Months Ended September 30, 2006 and Five Years Ended December 31, 2005
Nine Months
Ended
	September 30,	Years Ended December 31

millions except ratio amounts	2006	2005	2004	2003	2002	2001

Gross Income from
Continuing Operations	$4,111	$3,611	$2,458	$1,850	$1,219	$210
Rentals	20	13	10	8	12	13

Earnings	4,131	3,624	2,468	1,858	1,231	223

Gross Interest Expense	360	266	428	365	343	268
Rentals	20	13	10	8	12	13

Fixed Charges	$380	$279	$438	$373	$355	$281

Preferred Stock
Dividends	3	8	8	9	9	14

Combined Fixed Charges
and Preferred Stock
Dividends	$383	$287	$446	$382	$364	$295

Ratio of Earnings to
Fixed Charges	10.87	12.99	5.63	4.98	3.47	0.79

Ratio of Earnings to
Combined Fixed Charges
and Preferred Stock
Dividends	10.79	12.63	5.53	4.86	3.38	0.76

In 2001, Anadarko's earnings did not cover fixed charges by $58 million and did not cover combined fixed charges and preferred stock dividends by $72 million.

These ratios were computed by dividing earnings by either fixed charges or combined fixed charges and preferred stock dividends. For this purpose, earnings include income from continuing operations before income taxes and fixed charges. Fixed charges include interest and amortization of debt expenses and the estimated interest component of rentals. Preferred stock dividends are adjusted to reflect the amount of pretax earnings required for payment.